Exhibit 99.2

CAN-FITE BIOPHARMA LTD AND ITS SUBSIDIARY.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

UNAUDITED

IN U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - -

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2025	2024

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$6,454	$4,825
Short-term investment	2	5
Short term deposits	-	3,057
Prepaid expenses and other current assets	1,168	1,095
Total current assets	7,624	8,982

NON-CURRENT ASSETS:

Operating lease right of use assets	91	111
Property, plant and equipment, net	5	27

Total non-current assets	96	138

Total assets	$7,720	$9,120

The accompanying notes are an integral part of the condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2025	2024

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$1,152	$618
Current maturity of operating lease liability	57	53
Deferred revenues	405	405
Other accounts payable	506	976

Total current liabilities	2,120	2,052

NON-CURRENT LIABILITIES:

Long - term operating lease liability	33	51
Deferred revenues	1,383	1,581

Total long-term liabilities	1,416	1,632

CONTIGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:

Ordinary shares of no-par value - Authorized: 20,000,000,000 and 10,000,000,000 shares at June 30, 2025 and December 31, 2024, respectively; Issued and outstanding: 3,967,407,393 and 2,983,181,793 shares as of June 30, 2025 and December 31, 2024, respectively	-	-
Additional paid-in capital	174,294	170,670
Accumulated other comprehensive income	1,127	1,127
Accumulated deficit	(171,237)	(166,361)

Total shareholders’ equity	4,184	5,436

Total liabilities and shareholders’ equity	$7,720	$9,120

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF NET LOSS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2025	2024

Revenues	$202	$316

Research and development expenses	(3,034)	(2,885)
General and administrative expenses	(2,066)	(1,525)

Operating loss	(4,898)	(4,094)

Financial income, net	22	137

Net loss	$(4,876)	$(3,957)

Basic and diluted net loss per share	$(0.00)	$(0.00)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	3,411,909,670	1,821,304,184

The accompanying notes are an integral part of the condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
	Number	Amount

Balance as of January 1, 2025	2,983,181,793	-	$170,670	$1,127	$(166,361)	$5,436

Net loss	-	-	-	-	(4,876)	(4,876)

Issuance of ordinary shares and warrants, net of issuance costs of $452	750,000,000		2,548			2,548
Issuance of ordinary shares due to ATM, net of issuance costs of $170	204,225,600	-	825	-	-	825

Share-based payments	30,000,000	-	251	-	-	251

Balance as of June 30, 2025	3,967,407,393	$-	$174,294	$1,127	$(171,237)	$4,184

Balance as of January 1, 2024	1,359,837,393	-	$163,597	$1,127	$(158,481)	$6,243

Net loss	-	-	-	-	(3,957)	(3,957)

Issuance of ordinary shares due to exercise of pre-funded warrants	296,891,100	-	-	-	-	-

Share-based payments	15,000,000	-	193	-	-	193

Balance as of June 30, 2024	1,671,728,493	$-	$163,790	$1,127	$(162,438)	$2,479

The accompanying notes are an integral part of the condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2025	2024

Cash flows from operating activities:

Net loss	$(4,876)	$(3,957)

Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	23	1
Reduction in the carrying amount of operating lease right of use asset	20	23
Share-based payments	251	193
Changes in fair value of short-term investment	3	10
Financial expenses , net	48	144
Change in prepaid expenses, and other current assets	(73)	(114)
Decrease in operating lease liability	(14)	(16)
Increase in trade payables	534	458
Decrease in deferred revenues	(198)	(264)
Decrease in other accounts payable	(470)	(514)

Net cash used in operating activities	$(4,752)	$(4,036)

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2025	2024

Cash flows from investing activities:
Purchase of property, plant and equipment	(1)	(4)
Maturity in short term deposits, net	3,000	4,500

Net cash provided by investing activities	$2,999	$4,496

Cash flows from financing activities:

Proceeds from issuance of ordinary shares due to ATM, net of issuance costs	825	-
Proceeds from Issuance of ordinary shares and warrants, net of issuance costs	2,548	-

Net cash provided by financing activities	$3,373	$-

Exchange differences on balances of cash and cash equivalents	9	(19)

Increase in cash and cash equivalents	1,629	441
Cash and cash equivalents at the beginning of the period	4,825	4,278

Cash and cash equivalents at the end of the period	$6,454	$4,719

The accompanying notes are an integral part of the condensed consolidated financial statements.

  CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL

a.

Can-Fite Biopharma Ltd. (the “Company”) was incorporated and started to operate in September 1994 as a private Israeli company. Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of psoriasis, liver cancer, MASH, pancreatic cancer and erectile dysfunction. Its platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in pathological body cells such as inflammatory and cancer cells, and has a low expression in normal cells, suggesting that the receptor could be a specific target for pharmacological intervention. The Company’s pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators at the A3AR.

The Company’s ordinary shares have been publicly traded on the Tel-Aviv Stock Exchange since October 2005 under the symbol “CFBI” and the Company’s American Depositary Shares (“ADSs”) began public trading on the over the counter market in the U.S. in October 2012 and since November 2013 the Company’s ADSs have been publicly traded on the NYSE American under the symbol “CANF”. Each ADS represents 300 ordinary shares of the Company.

b.	Under Accounting Standard Codification (“ASC”) Subtopic 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its obligations as they become due within one year after the date that the financial statements are issued. As required under ASC 205-40, management’s evaluation should initially not take into consideration the potential mitigating effects of management’s plans that have not been fully implemented as of the date the financial statements are issued. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

Evaluation of Substantial Doubt Raised

In performing the first step of the e?valuation, the Company concluded that the following conditions raised substantial doubt about its ability to continue as a going concern:

●	History of net losses of $4,876 and $3,957 for the six months ended June 30, 2025 and 2024, respectively.

●	Net operating cash outflow of $4,752 and $4,036 for the six months ended June 30, 2025 and 2024, respectively.

●	Reliance on additional financing in order to execute its research and development plans.

Consideration of Management’s Plans

In performing the second step of this assessment, the Company is required to evaluate whether it is probable that the Company’s plans will be effectively implemented within one year after the financial statements are issued and whether it is probable those plans will alleviate the substantial doubt raised about the Company’s ability to continue as a going concern. As of June 30, 2025, the Company had $6,454 in available cash and cash equivalents. In July 2025 (subsequent to balance sheet date) the Company raised gross proceeds of approximately $5,000 (approximately $4,200 net of issuance cost), see also Note 6.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL (Cont.)

The Company has approved a plan, to improve its available cash balances, liquidity and cash flows generated from operations. The Company is prepared to implement the following actions as required by business and market conditions: reducing non-essential expenses to conserve cash and improve its liquidity position, deferral and reprioritization of certain research and development programs that would involve reduced program spend until additional financing will be obtained in order to strengthen liquidity and to preserve key research and development, commercial and functional roles.

Management Assessment of Ability to Continue as a Going Concern

The Company has a history of operating losses and negative cash flows from operations. However, despite these conditions, the Company believes management’s plans, as described more fully above, will provide sufficient liquidity to meet its financial obligations.

Therefore, management concluded these plans alleviate the substantial doubt that was raised about the Company’s ability to continue as a going concern for at least twelve months from the date that the consolidated financial statements were issued.

Future Plans and Considerations

Although not considered for purposes of the Company’s assessment of whether substantial doubt was alleviated, the Company has plans to improve operating cash flows by entering into strategic partnerships with other companies that can provide access to additional customers and new markets. The Company may also seek to raise additional funds through the issuance of debt and/or equity securities or otherwise.

The Company’s plans are subject to inherent risks and uncertainties. Accordingly, there can be no assurance that the Company’s plans can be effectively implemented and, therefore, that the conditions can be effectively mitigated.

Until such time, if ever, that the Company can generate revenue sufficient to achieve profitability, the Company expects to finance its operations through equity or debt financings, which may not be available to the Company on the timing needed or on terms that the Company deems to be favorable. To the extent that the Company raises additional capital through the sale of equity or debt securities, the ownership interest of its stockholders will be diluted. If the Company is unable to maintain sufficient financial resources, its business, financial condition and results of operations will be materially and adversely affected.

c.	Basis of Presentation:

These unaudited condensed consolidated financial statements have been prepared as of June 30, 2025 and for the six months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2024 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 14, 2025 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2025.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

d.	Revenue Recognition – Contract Balances

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $1,788 and $1,986 as of June 30, 2025 and December 31, 2024, respectively and are presented under deferred revenues. During the six-month period ended June 30, 2024, the Company recognized revenues in the amount of $202 which have been included in the contract liabilities at December 31, 2024.

e.	Remaining performance obligations

Remaining performance obligations represent the amount of contracted future revenue that has not yet been recognized, including both deferred revenue and contracted amounts that will be invoiced and recognized as revenue in future periods. As of June 30, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was $1,788, that the Company expects to recognize as revenue but that was not yet recognized on the balance sheet. The Company expects to recognize 22% of its remaining performance obligations as revenue over the next 12 months and the remainder over the following 3.5 years.

f.	Recently Issued Accounting Pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03 “Income Statement (Topic 220): Reporting Comprehensive Income - Expense Disaggregation Disclosures” (“ASU 2024-03”), which requires more detailed information about specified categories of expenses presented on the face of the income statement, in addition to disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The amendment may be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating ASU 2024-03 to determine the impact it may have on its consolidated financial statements and related disclosures.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

NOTE 3:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, the Company measures its short-term investment at fair value. Short-term investments are classified within Level 1 as the valuation inputs are valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. The Company’s short-term investment consists of an equity investment in a publicly traded company.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates: instruments as of the following dates:

	June 30, 2025
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$2	$2	$-	$-

	December 31, 2024
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$5	$5	$-	$-

NOTE 4:-	EARNING PER SHARE

Basic and diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, “Earnings per Share”.

The following table sets forth the computation of basic and diluted net loss per share for the periods presented:

	Six months ended June 30,
	2025	2024
Numerator:
Net loss applicable to shareholders of Ordinary Shares	$(4,876)	$(3,957)
Denominator:
Weighted average shares used in computing basic and diluted net loss per share *)	3,411,909,670	1,821,304,184
Net loss per share of Ordinary Share, basic and diluted	$(0.00)	$(0.00)

*)	Including ordinary shares held in abeyance.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

NOTE 4:-	EARNING PER SHARE (Cont.)

All outstanding share options and warrants (except for prefunded warrants) for the period ended June 30, 2025 and 2024 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented.

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Six months ended June 30,
	2025	2024

Options	148,799,000	86,064,500

Warrants	2,661,127,238	1,851,518,298

Total	2,809,926,238	1,937,582,798

NOTE 5:-	CONTINGENT LIABILITIES AND COMMITMENTS

According to the patent license agreement that the Company entered into with Leiden University in the Netherlands on November 2, 2009, which is affiliated with the National Institutes of Health (NIH), the Company was granted an exclusive license for the use of the patents of several compounds, including CF602 in certain territories.

The Company is committed to pay royalties as follows:

a.	A one-time concession commission of €25 thousand;

b.	Annual royalties of €10 thousand until the clinical trials commence;

c.	2%-3% of net sales (as defined in the agreement) received by the Company;

d.	Royalties in a total amount of up to €850 thousand based on certain progress milestones in the license stages of the products, which are the subject of the patent under the agreement, as follows: (i) €50 thousand upon initiation of Phase I studies; (ii) €100 thousand upon initiation of Phase II studies; (iii) €200 thousand upon initiation of Phase III studies; and (iv) €500 thousand upon marketing approval by any regulatory authority.

e.	If the agreement is sublicensed to another company, the Company will provide Leiden University royalties at a rate of 10%. A merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement as discussed in this paragraph.

As of June 30, 2025 and December 31, 2024, no material accrual has been recorded with respect to Leiden University.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY

1.	All ordinary shares have equal rights for all intent and purposes and each ordinary share confers its holder:

1.	The right to be invited and participate in all the Company’s general meetings, both annual and regular, and the right to one vote per ordinary share owned in all votes and in all Company’s general meeting participated.

2.	The right to receive dividends if and when declared and the right to receive bonus shares if and when distributed.

3.	The right to participate in the distribution of the Company’s assets upon liquidation.

2.	During January through June 2025, the Company issued 204,225,600 ordinary shares for net proceeds of $825 through its ATM.

3.	On April 6, 2025 the Company issued 30,000,000 ordinary shares to certain service provider in exchange for its services. The shares issued were valued at the amount of $141 which were recorded to general and administrative expenses during the six months ended June 30, 2025.

4.	On April 14, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell and issue in a registered direct offering (the “April 2025 Offering”) an aggregate of 750,000,000 ordinary shares of the Company at an offering price of $0.004 per share (the “Ordinary Shares”).

Aggregate gross proceeds to the Company were approximately $3,000, before deducting fees payable to the placement agent and other offering expenses payable by the Company.

As part of the April 2025 Offering, the Company incurred an aggregate issuance costs of $452 recorded net of the Company’s additional paid in capital. The Company also issued to the placement agent warrants equal to 7.0% of the aggregate number of ordinary Shares represented by ADSs, or 52,500,000 ordinary Shares represented by 175,000 ADSs, at an exercise price of $1.50 per ADS and a term expiring on April 14, 2030.

The Company accounted for the aforementioned warrants as freestanding instrument classified at part of the Company’s permanent equity in accordance with ASC-480 and ASC-815-40. The Company accounted for the reduction in the warrants exercise price as issuance costs to be recorded in the Company’s additional paid in capital in accordance with ASC 815-40, following the adoption of ASU 2021-04.

5.	On June 30, 2025, the Company’s shareholders meeting approved the increase of the Company’s authorized share capital by an additional 10,000,000,000 such that following the increase, the authorized share capital shall be 20,000,000,000 ordinary shares.

6.	Share options plan:

On November 28, 2013, the board of directors approved the adoption of the 2013 Share Option Plan (the “2013 Plan”). Under the Company’s 2013 Plan, in May 2023, the Company’s Board of Directors approved to increase number of ordinary shares reserved for issuance to 85,000,000.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (Cont.)

On August 30, 2023, the Company’s board of directors approved the adoption on a new 2023 Share Option Plan (the “2023 Plan”) and approved the reserve of 100,000,000 of the Company’s ordinary shares to issuance under the 2023 Plan.

As of June 30, 2025, 50,000,000 shares are available for future grant under the Company’s 2023 Plan and no options available for future grant under the Company’s 2013 Plan.

The fair value of the Company’s share options granted was estimated using the binomial option pricing model using the following range assumptions:

Description	Six months ended June 30, 2025

Risk-free interest rate	4.21 – 4.04%
Expected volatility	79.56- 79.82%
Dividend yield	0
Contractual life	10
Early Exercise Multiple (Suboptimal Factor)	2.5
Exercise price (NIS)	0.018-0.013

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (Cont.)

The following table summarizes the Company’s options activity during the six months ended June 30, 2025:

	Number of options	Weighted average exercise price	Weighted average remaining contractual terms (in years)	Aggregate intrinsic value	weighted average of the grant date fair value

Outstanding at December 31, 2024	124,829,000	$0.03	7.1	-	-
Grants	24,000,000	$0.01	10	-	$0.00
Expired	(30,000)	-	-	-	-

Outstanding at June 30, 2025	148,799,000	$0.03	7.1	-	-

Vested and expected to vest at June 30, 2025	148,799,000	$0.03	7.1	-	-

Exercisable at June 30, 2025	60,283,375	$0.06	5.8	-	-

Share based expenses recognized in the financial statements:

	Six months ended June 30
	2025	2024

Research and development	$30	$34
General and administrative (*)	221	159

	$251	$193

(*)	Included $141 and $113 value of shares issued to Company’s service provider for the six month ended June 30, 2025 and 2024, respectively. see also Note 5(3).

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (Cont.)

7.	Warrants to purchase ordinary share:

The following table summarizes information regarding outstanding warrants to purchase the Company’s ordinary shares as of June 30, 2025:

Issuance date	Number of outstanding Warrants	Exercise price per warrant

January 2020	23,838,038	$0.12
December 2021	10,500,000	$0.07
January 2023	28,636,500	$0.02
November 2023	771,366,900	$0.00
August 2024	1,774,285,800	$0.01
April 2025	52,500,000	$0.01

	2,661,127,238

NOTE 7:-	SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s business is comprised of one operating segment. The Company’s CODM is its Chief Executive Officer (“CEO”), who reviews financial information presented on a consolidated basis. The CODM uses consolidated net income to measure segment profit or loss, to allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (research and development and general and administrative) at the consolidated level to manage the Company’s operations and evaluate return on total assets in deciding whether to invest in the development and expansion of the Company’s consolidated operations.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

NOTE 8:-	SUBSEQUENT EVENTS

On July 28, 2025, the Company completed a public offering (the “July 2025 Offering”) for aggregate gross proceeds (without taking into account any from any future exercises of warrants) of $5,000 gross proceeds (approximately $4,200 net of issuance cost). The Company issued to the holder from the July 2025 Offering (i) 375,000,000 ordinary shares (represented by 1,250,000 ADSs, (ii) 7,083,333 pre-funded warrants to purchase up to 2,124,999,900 of the Company’s ordinary shares (represented by 7,083,333 ADSs (the “Pre-Funded Warrants”), and (iii) 16,666,666 warrants to purchase up to 4,999,999,800 of the Company’s ordinary shares (represented by 16,666,666 ADSs (the “Common Warrants” and together with the Pre-Funded Warrants, the “Warrants”), at an exercise price of $0.002 per share or ($0.60 per ADS) and accompanying Common Warrants, and at an exercise price of $0.002 per share or ($0.599 per Pre-Funded Warrant and accompanying Common Warrants.

The Pre-Funded Warrants will be immediately exercisable at a nominal exercise price ($0.001 per ADS) and may be exercised at any time until exercised in full. The Common Warrants have an exercise price of $0.002 per share ($0.60 per ADS), are immediately exercisable, and expire on the two-year anniversary of the date of issuance.

As part of the July 2025 Offering, the Company incurred an aggregate issuance cost of $760 recorded net of the Company’s additional paid in capital. The Company also issued to the placement agent warrants equal to 7.0% of the aggregate number of ordinary Shares represented by 174,999,993 ordinary Shares (represented by 583,333 ADSs), at an exercise price of $0.003 per share ($0.75 per ADS) and a term expiring on July 28, 2029.